LOPRO

Integrated finance company

LOPRO CORPORATION



File Number: 82-4664

November 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION



By: AKIRA SUZUKI
HEAD OF PUBLIC
RELATIONS AND INVESTOR
RELATIONS DIVISION



RECEIVED
2006 JAN -9 P 2:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LOPRO CORPORATION

Index

Translation for:

1. Announcement of Revisions to Forecast of Business Results and Forecast of Dividends
2. Semi-Annual Report Release for the Fiscal Year ended March 31, 2006 (Consolidated)
3. Outline of Non-Consolidated Interim Financial Statement for the Fiscal Year ended March 31, 2006
4. Brief Description of Japanese Language Documents

File Number: 82-4664

(English Translation)

October 24, 2005

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Public Relations
and Investor Relations Division
Tel.: (075) 321-6161

Announcement of Revisions to Forecast of Business Results and Forecast of Dividends

The forecast of business results for the six months ended September 30, 2005 and the year ending March 31, 2006 (April 1, 2005 through March 31, 2006), which was issued at the time of the announcement of financial statements on May 20, 2005, is hereby revised as follows, based upon trends of recent business results.

1. Interim

(1) Revision to Forecast of Consolidated Business Results for the Six Months Ended September 30, 2005 (April 1, 2005 through September 30, 2005)

(in millions of yen)

	Operating Revenues	Ordinary Income	Net Income
Forecast (A) (as announced on May 20, 2005)	12,500	1,700	1,400
Revised forecast (B)	12,300	-13,000	-24,100
Amount of increase/decrease (B-A)	-200	-14,700	-25,500
Percentage of increase/decrease (%)	-1.6	—	—
Actual results for comparable period of prior year (six months ended September 30, 2004)	10,599	1,697	1,655

(2) Revision to Forecast of Business Results (Non-Consolidated) for the Six Months Ended September 30, 2005 (April 1, 2005 through September 30, 2005)

(in millions of yen)

	Operating Revenues	Ordinary Income	Net Income
Forecast (A) (as announced on May 20, 2005)	9,500	2,800	1,400
Revised forecast (B)	10,500	3,300	-25,600
Amount of increase/decrease (B-A)	1,000	500	-27,000
Percentage of increase/decrease (%)	10.5	17.9	—
Actual results for comparable period of prior year (six months ended September 30, 2004)	8,566	1,775	1,648

2. Annual

(1) Revision to Forecast of Consolidated Business Results for the Year Ending March 31, 2006 (April 1, 2005 through March 31, 2006)

(in millions of yen)

	Operating Revenues	Ordinary Income	Net Income
Forecast (A) (as announced on May 20, 2005)	26,000	4,800	4,500
Revised forecast (B)	26,000	-12,400	-23,500
Amount of increase/decrease (B-A)	0	-17,200	-28,000
Percentage of increase/decrease (%)	0	—	—
Actual results for comparable period of prior year (year ended March 31, 2005)	22,145	3,421	3,596

(2) Revision to Forecast of Business Results (Non-Consolidated) for the Year Ending March 31, 2006 (April 1, 2005 through March 31, 2006)

(in millions of yen)

	Operating Revenues	Ordinary Income	Net Income
Forecast (A) (as announced on May 20, 2005)	19,000	4,800	4,500
Revised forecast (B)	22,000	7,000	-25,000
Amount of increase/decrease (B-A)	3,000	2,200	-29,500
Percentage of increase/decrease (%)	15.8	45.8	—
Actual results for comparable period of prior year (year ended March 31, 2005)	18,130	4,371	3,590

3. Reasons for Revision

(1) Consolidated: Interim and Annual Business Results

While the economy is on a moderate recovery trend, the Company has focused on the enhancement of good loan assets and achieved operating revenues as planned. Nihonshinyouhoshou Corporation, a consolidated subsidiary of the Company, will further strengthen its financial position through a more stringent evaluation of future risks and a provision of 16,972 million yen to the allowance for bad debts.

Furthermore, the Company expects to record an extraordinary loss of 1,084 million yen due to application of impairment accounting on real estates held by the Company, and reverse 9,792 million yen of deferred tax assets, thereby increasing transparency of its financial composition.

As a result, the consolidated net income for the six months ended September 30, 2005 is expected to decrease by 25,500 million yen compared to the original plan, to a loss of 24,100 million yen.

The consolidated net income for the year ending March 31, 2006 is expected to decrease by 28,000 million yen compared to the original plan, to a loss of 23,500 million yen.

(2) Non-Consolidated: Interim and Annual Business Results

As an effect of the allowance for bad debts increased by Nihonshinyouhoshou Corporation described in (1) above on profit and loss, extraordinary loss of 16,393 million yen has been recorded as provision for allowance for loss from related

companies. Furthermore, based on this result, compulsory devaluation of the shares of related companies of 1,499 million yen will be recorded under extraordinary loss.

As a result, net income for the six months ended September 30, 2005 is expected to decrease by 27,000 million yen compared to the original plan, to a loss of 25,600 million yen.

Net income for the year ending March 31, 2006 is expected to decrease by 29,500 million yen compared to the original plan, to a loss of 25,000 million yen.

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ due to subsequent various factors.*

4. Medium and Long-Term Corporate Strategy

The Company's medium and long-term corporate strategy is currently under in-depth consideration, the details of which will be provided in the business policy section of the Semi-Annual Report Release for the Six Months Ended September 30, 2005 (Consolidated) to be released on November 18, 2005.

5. Taking into account such revisions to the forecast of business results, we deeply regret to inform you that the annual dividends, the forecast of which was issued at the time of the announcement of financial statements on May 20, 2005, will be deferred. We will strive to improve our business performance under our new mid-term plan.

	Year-end	Annual
Forecast	5.00 yen	5.00 yen
Revised forecast	0.00 yen	0.00 yen
(For reference) Result for fiscal year ended March 31, 2005	5.00 yen	5.00 yen

File Number: 82-4664

(Summary English Translation)

Semi-Annual Report Release for the Fiscal Year ended March 31, 2006 (Consolidated)

November 18, 2005

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and Head of Public Relations and Investor Relations Division
Board Meeting Date: November 18, 2005
U.S. Accounting Principles: not applicable

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Tel.: (075) 321-6161

1. Consolidated Business Results (April 1, 2005 through September 30, 2005)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income
Six months ended September 30, 2005	¥12,357 million (16.6%)	-¥12,916 million (–)	-¥13,146 million (–)
Six months ended September 30, 2004	¥10,599 million (-13.7%)	¥1,842 million (2.7%)	¥1,697 million (18.0%)
Year ended March 31, 2005	¥22,145 million	¥4,058 million	¥3,421 million

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2005	-¥24,139 million (–)	-¥217.07	¥–
Six months ended September 30, 2004	¥1,655 million (5.6%)	¥18.27	¥14.91
Year ended March 31, 2005	¥3,596 million	¥37.59	¥32.22

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2005: – million yen
   Six months ended September 30, 2004: – million yen
   Year ended March 31, 2005: – million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2005: 111,208,445 shares
   Six months ended September 30, 2004: 90,610,217 shares
   Year ended March 31, 2005: 95,655,632 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures stated in Operating Revenues, Operating Income, Ordinary Income and Net Income are ratios compared with the interim period of the preceding year.*

(2) Consolidated Financial Condition

(rounded down to the nearest one million yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2005	¥220,767 million	¥83,788 million	38.0%	¥762.47
Six months ended September 30, 2004	¥236,078 million	¥98,188 million	41.6%	¥1,023.17
Year ended March 31, 2005	¥242,987 million	¥109,780 million	45.2%	¥984.20

(Note) Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2005: 109,891,481 shares
Six months ended September 30, 2004: 95,965,741 shares
Year ended March 31, 2005: 111,543,087 shares

(3) Consolidated Statement of Cash Flow

(rounded down to the nearest one million yen)

	Cash provided by Operating Activities	Cash provided by Investing Activities	Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2005	-¥5,691 million	-¥856 million	¥9,389 million	¥48,505 million
Six months ended September 30, 2004	-¥4,641 million	¥78 million	¥22,778 million	¥46,250 million
Year ended March 31, 2005	-¥18,948 million	¥777 million	¥35,800 million	¥45,664 million

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 1

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: –

(5) Change in Scope of Consolidation and Application of Equity Method:

Consolidated (New): – (Exception): –
Equity Method (New): – (Exception): –

2. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
Annual	¥26,000 million	-¥12,400 million	-¥23,500 million

(Reference)
Estimated net income per share (annual): -213.85 yen

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors. The actual figures of the results may differ due to factors such as changes in business conditions.*

File Number: 82-4664

(Summary English Translation)

Outline of Non-Consolidated Interim Financial Statement for the Fiscal Year ended March 31, 2006

November 18, 2005

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and Head of Public Relations and Investor Relations Division
Board Meeting Date: November 18, 2005
Commencement Date of Interim Dividends Payment: –

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto
Tel.: (075) 321-6161

Interim Dividends: applicable
Unit Share System:
applicable (1 unit: 100 shares)

1. Business Results (April 1, 2005 through September 30, 2005)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income
Six months ended September 30, 2005	¥10,510 million (22.7%)	¥2,659 million (158.9%)	¥3,303 million (86.1%)
Six months ended September 30, 2004	¥8,566 million (-2.5%)	¥1,027 million (-)	¥1,775 million (-)
Year ended March 31, 2005	¥18,130 million	¥3,241 million	¥4,371 million

	Net Income	Net Income per Share
Six months ended September 30, 2005	-¥25,639 million (-)	-¥230.56
Six months ended September 30, 2004	¥1,648 million (4.8%)	¥18.20
Year ended March 31, 2005	¥3,590 million	¥37.53

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2005: 111,208,445 shares
   Six months ended September 30, 2004: 90,610,217 shares
   Year ended March 31, 2005: 95,655,632 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures stated in Operating Revenues, Operating Income, Ordinary Income and Net Income are ratios compared with the interim period of the preceding year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2005	¥0.00	–
Six months ended September 30, 2004	¥0.00	–
Year ended March 31, 2005	–	¥5.00

(3) Financial Condition

(rounded down to the nearest one million yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2005	¥258,732 million	¥83,788 million	32.4%	¥762.46
Six months ended September 30, 2004	¥256,009 million	¥99,687 million	38.9%	¥1,038.79
Year ended March 31, 2005	¥265,347 million	¥111,280 million	41.9%	¥997.65

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2005: 109,891,481 shares
   Six months ended September 30, 2004: 95,965,741 shares
   Year ended March 31, 2005: 111,543,087 shares
2. *Total number of own shares as of the end of each period:*
   Six months ended September 30, 2005: 4,215,965 shares
   Six months ended September 30, 2004: 2,363,782 shares
   Year ended March 31, 2005: 2,366,565 shares

2. Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share	
				Year-End	
Annual	¥22,000 million	¥7,000 million	-¥25,000 million	¥0.00	¥0.00

(Reference)
Estimated net income per share (annual): -227.50 yen

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors. The actual figures of the results may differ due to factors such as changes in business conditions.*

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

Reports on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on October 4 and November 2, 2005.